EXHIBIT 99.1
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                            Explanation of Responses
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(4)   The reporting person is a director of Comverse Technology, Inc. (the
      "Company"). The reporting person is the (i) Managing Member of Oliver Press Investors, LLC, a Delaware limited liability company and the general partner of each of Davenport Partners, L.P., a Delaware limited partnership ("Davenport"), JE Partners, a Bermuda partnership ("JE") and Oliver Press Master Fund LP, a Cayman limited partnership ("Master Fund" and, together with Davenport and JE, the "Partnerships"), and (ii) Managing Member of Oliver Press Partners, LLC, a Delaware limited liability company and the investment adviser to each of the Partnerships. The Partnerships own certain securities of the Company, all of which are subject to the shared voting and investment authority of the reporting person, among others. The reporting person's interest in the securities of the Company owned by the Partnerships is limited to the extent of his pecuniary interest in the Partnerships, if any. Upon ultimate realization of cash proceeds with respect to the Deferred Stock Award, such cash proceeds may be applied as a credit against management fees payable by the Partnerships. The reporting person's interest in the securities reported on Table II herein is limited to the extent of his pecuniary interest in such securities, if any.